ROYALTY AGREEMENT

THIS ROYALTY AGREEMENT dated as of November 26, 2025.

AMONG:

MAKO MINING CORP., a corporation organized and subsisting under the laws of British Columbia as registration number C0808405

(the "Guarantor")

AND:

MAKO US CORP., a corporation existing under the laws of Arizona

(the "Owner")

AND:

SAILFISH ROYALTY CORP., a corporation organized and subsisting under the laws of the British Virgin Islands

(the "Royalty Holder")

WHEREAS the Guarantor agreed to grant to the Royalty Holder, for a value of $7,000,000, a net smelter return royalty on the production of metals and minerals from the Mt. Hamilton Project located in Nevada, USA (the "Property"), on the terms set out in this Royalty Agreement;

AND WHEREAS the Guarantor has assigned the net smelter return royalty to the Owner as and by way of and as part of a capital contribution;

AND WHEREAS for expediency and given that the Guarantor is to act as a guarantor pursuant to the provisions of this Agreement, by instrument in writing the Guarantor has directed the Owner to execute and deliver this Agreement as the royalty payor (which has resulted from the completion of the capital contribution referred to above);

AND WHEREAS the Guarantor is willing to execute and deliver this Agreement to provide a guarantee to and in favour of the Royalty Holder with respect to the covenants, obligations and indemnifications of the Owner as herein provided;

NOW THEREFORE in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by the Parties hereto, it is agreed as follows:

1. DEFINITIONS

Unless the context otherwise requires, in this Royalty Agreement:

"Abandoned Property Claims" has the meaning given in Section 18(c);

"Affiliate" means any person which directly or indirectly controls, is controlled by, or is under common control with, a Party. For purposes of the preceding sentence, "control" means, in relation to any person, possession, directly or indirectly, of the power to direct or cause direction of management and policies of that person through ownership of voting securities, contract, voting trust or otherwise;

"Allowable Deductions" means for any Quarter, all costs, charges and expenses paid or incurred by the Owner during that Quarter for or with respect to Products comprising:

(i) charges for third party treatment in the smelting and refining (including processing, provisional settlement fees, weighing, sampling, assaying and umpire fees and treatment, penalties, including without limitation, metal losses, insurance and storage fees and other processor deductions), but excluding costs of mining, on site processing and on site refining and concentrating;

(ii) all costs, expenses and charges  relating to transportation (including insurance, packing, shipping, freight, handling, loading, port, demurrage, security, delay and forwarding expenses) of the Products, to a mill or other place of ore treatment and to a smelter or refinery; and

(iii) non-refundable sales, production, extraction, use, gross receipts, severance, excise, export, import, government royalties, and ad valorem taxes and without duplication, other taxes, custom duties, governmental royalties and other governmental charges if any, payable by the Owner or its Affiliates with respect to the existence, severance, production, removal, sale, import, export, transportation, or disposition of ore, concentrates, doré or refined gold produced from the Property, but all of the foregoing shall specifically exclude taxes based on net or gross income and like taxes, the value of the Property and any value added or other taxes that are recoverable by the Owner or its Affiliates;

provided that whether Products are processed on or off the Property in a facility wholly or partially owned by the Owner or its Affiliates, Allowable Deductions will not include any costs that are in excess of those which would be incurred on an arm's length basis or which would not be Allowable Deductions if those Products were processed by an independent third Person;

"Applicable Laws" means any international, federal, state, provincial, territorial, local or municipal law, regulation, ordinance, code, order or other requirement or rule of law or the rules, policies, orders or regulations of any Governmental Authority or stock exchange, including any judicial or administrative interpretation thereof, applicable to a person or any of its properties, assets, business or operations;

"Average Spot Price" for any Quarter means:

(i) in respect of gold, the arithmetic mean of the London AM and PM Price Fix for each day of the Quarter on which the London Bullion Market Association fixes a spot price per troy ounce of gold as published in Metal Bulletin or any successor publication;

(ii) in respect of silver, the arithmetic mean of the LBMA Silver Price for each day of the Quarter on which the London Bullion Market Association fixes a spot price per troy ounce of silver as published in Metal Bulletin or any successor publication;

(iii) in respect of other precious metals, the arithmetic mean of the price of metal published in the Metal Bulletin or any successor publication, for each day of the Quarter on which the price of the precious metal is quoted;

(iv) in respect of copper, the arithmetic mean of the LME Grade A Cash Settlement Price for copper as published in Metal Bulletin or any successor publication, for each Business Day of the Quarter; and

(v) in respect of any other Mineral, the arithmetic mean of the price of such Mineral for each Business Day of the Quarter, where such price is arrived at using global industry standards for establishing the average spot price of any other such Mineral as published in Metal Bulletin or any successor publication;

"Business Day" means a day that is not a Saturday, Sunday or any other day which is a public holiday or a bank holiday in the place where an act is to be performed or a payment is to be made;

"Books and Records" means all scientific and technical, financial, accounting, business, tax information, records and files, in any form whatsoever (including written, printed or electronic form or stored on computer discs or other data and software storage devices) related to the Royalty, including regulatory filings and returns, books of account and related original source documentation, actuarial, tax and accounting information, geological and metallurgical data, drill hole logs, cross sections and assay results, reports, files, lists, drawings, plans, logs, briefs, computer program documentation, deeds, certificates, contracts, surveys, title and legal opinions, records of payment, and asset documentation;

"Confidential Information" has the meaning given in Section 29(a);

"Deed" has the meaning given in Section3(c);

"Encumbrance" means any encumbrance, lien, charge, hypothec, pledge, mortgage, title retention agreement, security interest of any nature, adverse claim, exception, reservation, easement, right of occupation, option, right of pre-emption, privilege or any matter capable of registration against title or any contract to create any of the foregoing;

"Gold Stream Agreement" means the Gold Purchase Agreement between the Guarantor and the Royalty Holder dated as of the date hereof;

"Governmental Authority" means any foreign, domestic, national, federal, provincial, territorial, state, regional, municipal or local government or authority, quasi government authority, fiscal or judicial body, government or self-regulatory organization, commission, board, tribunal, organization, or any regulatory, administrative or other agency, or any political or other subdivision, department, or branch of any of the foregoing;

"Gross Proceeds" means, in respect of a Quarter the aggregate of:

(i) the gross proceeds that are actually received by the Owner or its Affiliates from the sale (whether immediate or for future delivery) during the  Quarter from the sale or other disposition of all Product extracted from the Property Claims;

(ii) the fair market value of all Product sold or otherwise distributed by the Owner or its Affiliates to persons not dealing at arm's length with the Owner or its Affiliates, as applicable; and

(iii) if there is a Loss of Product, the insurance proceeds received by Owner or its Affiliates during the expired Quarter in respect of such Loss;

"Hedging Transactions" has the meaning given in Section 14;

"Loss" means an insured loss of or damage to Product, whether or not occurring on or off the Property Claims;

"Losses" means all claims, demands, proceedings, fines, losses, damages, liabilities, obligations, deficiencies, costs and expenses (including all reasonable legal and other professional fees and disbursements, interest, penalties, judgment and amounts paid in settlement of any demand, action, suit, proceeding, assessment, judgment or settlement or compromise), including any Taxes payable in respect thereof in connection with or in respect of any breach or default of this Agreement by the other Parties and, in the case of the Royalty Holder, loss of profits, loss of revenue or losses attributable to the failure of Owner or the Guarantor to perform its obligations under this Agreement;

"Mineral Processing Facility" means, collectively, at any time and from time to time, any ore concentrator, mill, smelter, refinery or other mineral processing facility used to process ore from the Property Claims;

"Mineral Rights" means patented and unpatented mining claims, prospecting licences, tenements, exploration licences, mining leases, mining licences, mineral concessions and claims and other forms of mineral tenure or other rights to minerals or to work upon lands for the purpose of searching for, developing or extracting minerals under any form of mineral title recognized under applicable law whether contractual, statutory or otherwise;

"Minerals" means any and all economic, marketable metal bearing material, such as ore in whatever form or state, including but not limited to gold, silver, platinum, palladium, copper, molybdenum, zinc, nickel, iron, lead, cobalt, titanium, uranium, coal, hydrocarbons and any "mineral resource" as that term is defined from time to time in the Income Tax Act (Canada);

"Net Smelter Returns" means the Gross Proceeds less Allowable Deductions;

"NI 43-101" means National Instrument 43-101 - Standards of Disclosure for Mineral Projects, or any successor instrument, rule or policy;

"Notice" or "notice" has the meaning given in Section 30(a);

"Obligations" has the meaning given in in Section 7.3;

"Other Locations" has the meaning given in Section 16;

"Other Owner" has the meaning given in Section 16;

"Other Rights" means any interest in real property, whether freehold, leasehold, license, right of way, easement, any other surface or other right in relation to real property, and any right, licence or permit in relation to the use or diversion of water, but excluding any Mineral Rights;

"Parties" means the Royalty Holder, the Guarantor and the Owner;

"Party" means the Royalty Holder, the Guarantor or the Owner, as the context requires;

"Penalty" or "Penalties" means a charge or charges made by a refinery, smelter or other third party processing facility, in addition to normal refining costs, for removing from the Product Minerals or other substances which are deleterious to the smelting and refining processes or where the cost of the removal exceeds the value of those Minerals or other substances;

"Prime Rate" means, at any particular time, the prime business rate of the Bank of Canada;

"Product" means all Minerals extracted for use or commercial sale which is produced or extracted by or on behalf of the Owner or its Affiliates from the Property Claims (whether in concentrate, doré and other mineral products in whatever form, metals or minerals which are derived therefrom, whether so derived on or off the Property Claims or otherwise);

"Property Claims" or the "Property" means the mineral concessions set out in Schedule A;

"Purchase and Sale Agreement" means the purchase and sale agreement dated November 26, 2025 among the Owner, the Guarantor and the Royalty Holder;

"Purchase and Sale Agreement Closing Date" means the date the Royalty Holder assigns and transfers 100% of the registered legal ownership of the membership interests in Mt. Hamilton LLC to the Owner in accordance with the terms of the Purchase and Sale Agreement;

"Quarter" means a period of three calendar months ending on March 31, June 30, September 30, or December 31 and "Quarterly" has a corresponding meaning;

"Relinquishment Event" has the meaning given in Section 18(c);

"Reserves" means proven and probable reserves as defined and incorporated under NI 43-101;

"Resources" means measured, indicated and inferred resources as defined and incorporated under NI 43-101;

"Royalty Agreement" means this document including any schedule, exhibit or appendix to it;

"Royalty" means the percentage of the Net Smelter Returns to which the Royalty Holder is entitled under Section 2;

"Royalty Records" means the books, accounts and records maintained by or on behalf of Owner and its Affiliates, showing reasonable detail in relation to:

(i) the quantity of Products sold in each Quarter or for which insurance proceeds have been received in the Quarter;

(ii) the calculation of each component of the Royalty for each Quarter;

(iii) the payment of the Royalty in each Quarter; and

(iv) where there is any co-mingling in a Quarter of Products with materials extracted from land outside the boundaries of the Property Claims, the measures, moistures and assays of the Minerals and substances in the Products extracted and recovered from the Property Claims prior to the co-mingling;

"Royalty Statement" has the meaning given in Section 4(c);

"Sale" means a sale or other disposition of Product by or on behalf of Owner or its Affiliates;

"Subsidiary" means, with respect to a specified body corporate, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified body corporate and shall include any body corporate, partnership, joint venture or other entity over which it exercises direction or control or which is in a like relation to a Subsidiary;

"Tax" or "Taxes" means all taxes, assessments and other charges, duties, and impositions, including any interest, penalties, tax instalment payments or other additions that may become payable in respect thereof, imposed by any Governmental Authority, which taxes shall include all income or profits taxes (including federal, provincial, and state income taxes), non-resident withholding taxes, sales and use taxes, branch profit taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, business licence taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, land transfer taxes, capital taxes, extraordinary income taxes, surface area taxes, property taxes, asset transfer taxes, and other charges and obligations of the same or of a similar nature to any of the foregoing; and

"Transfer" when used as a verb, means to sell, grant, assign, encumber, hypothecate, pledge or otherwise dispose of or commit to dispose of, directly or indirectly, including through mergers, arrangements, amalgamations, consolidations, asset sales or spin-out transactions.  When used as a noun, "Transfer" means a sale, grant, assignment, pledge or disposal or the commitment to do any of the foregoing, directly or indirectly, including through mergers, arrangements, amalgamations, consolidations, asset sale or spin-out transaction.

2. GRANT OF ROYALTY

The Owner agrees to grant on the Second Closing Date (as defined in the Purchase and Sale Agreement),  for a value of $7,000,000, and agrees to pay to the Royalty Holder a royalty equal to 2% of the Net Smelter Returns in respect of the Property Claims, on the terms and conditions specified in this Royalty Agreement.

3. TERM

(a) As and when the obligation to pay the Royalty commences, the Royalty shall exist in perpetuity. The Royalty shall not be terminated by reason of the suspension of operations or closure of any mine or mining operations on the Property Claims. The Owner and the Royalty Holder agree that the Royalty shall run with and bind to the title of the Property Claims, as applicable.

(b) This Agreement shall automatically terminate and be of no further force and effect upon termination of the Purchase and Sale Agreement pursuant to section 7.1(e) thereof.

(c) On or before the Purchase and Sale Agreement Closing Date, the Parties agree to execute, deliver and file, as applicable, a notarized deed of trust encumbering the Property in respect of this Agreement (a "Deed"), a Declaration of Value, and any other documents in connection therewith.

4. PAYMENTS

(a) The obligation to pay the Royalty will commence upon the termination of the Gold Stream Agreement.

(b) The Royalty will be due and payable Quarterly 45 days following the end of the Quarter in which the Royalty accrued.

(c) Royalty payments will be accompanied by a statement (a "Royalty Statement") showing in reasonable detail:

(i) the quantities and grades of Product sold or deemed sold by the Owner (or its Affiliates) or for which insurance proceeds have been received in the preceding Quarter;

(ii) the Gross Proceeds for the preceding Quarter;

(iii) the applicable Allowable Deductions for the preceding Quarter;

(iv) an estimate of anticipated production from the Property Claims for the following Quarter; and

(v) a statement setting out the Reserves and Resources for the Property Claims and the assumptions used.

5. ROYALTY PAYMENTS AND ADJUSTMENTS

(a) Each Royalty payment will be considered in full satisfaction of all obligations of the Owner with respect to that particular payment, unless the Royalty Holder gives the Owner written notice describing and setting out a specific objection to the determination  of that Royalty payment within twelve months after receipt by the Royalty Holder of the respective Royalty Statement that complies with Section 4(c).

(b) If the Royalty Holder objects to a particular Royalty Statement within the period of twelve months specified in Section 5(a) by providing a notice of objection to the Owner, then the Royalty Holder shall have a period of two months after the Owner's receipt of notice of such objection to have the Royalty Records (including mining and production records) relating to the calculation of the Royalty payment in question audited by a chartered accountant selected by the Royalty Holder. Upon completion of the audit, the Royalty Holder shall ensure that a copy of the report of the auditor is provided to the Owner as soon as practicable.

(c) If an audit conducted in accordance with Section 5(b) determines that there has been a deficiency in the payment made to the Royalty Holder and as long as the Owner has been provided with a copy of the report of the auditor and has not disputed the auditor's findings by giving written notice to the Royalty Holder within 45 Business Days of receiving that report, such deficiency will be resolved by adjusting the next Quarterly Royalty payment due under this Royalty Agreement. If no Royalty is due to be paid in the next Quarter, then settlement will be made between the Parties by cash payment within ten Business Days of the expiration of the period of 45 Business Days referred to above. The Royalty Holder shall pay all costs of such audit unless a deficiency of $5,000 or more of the amount due to the Royalty Holder is determined to exist. The Owner shall pay the costs of such audit if a deficiency of $5,000 or more of the amount due is determined to exist. Failure on the part of the Royalty Holder to make claim on the Owner for adjustment within the period of 12 months specified in Section 5(a) will establish the correctness of the Royalty payment and preclude the making of claims for adjustment of the Royalty payment.

(d) All Royalty Records shall be kept according to international financial reporting standards.

(e) For the purpose of determining the Gross Proceeds:

(i) all receipts in a currency other than U.S. dollars shall be converted into U.S. dollars on the day of receipt; and

(ii) all disbursements in a currency other than U.S. dollars shall be converted into U.S. dollars at the average rate for the month of disbursement,

all such conversions being determined using the Bank of Canada daily average exchange rate.

(f) For the purpose of determining the Gross Proceeds, if any portion of the minerals, metals or concentrates extracted and derived from the ore mined and removed from the Property are sold to a purchaser owned or controlled by the Owner or treated by a smelter owned or controlled by the Owner, the actual proceeds received shall be deemed to be an amount equal to what could be obtained from a purchaser or a smelter not so owned or controlled in respect of minerals, metals or concentrates, as applicable, of like grade, quality and quantity.

6. INTEREST

If the Owner fails to pay any sum to the Royalty Holder payable by it under or in accordance with this Royalty Agreement then the Owner shall pay interest on that sum from the due date for payment until that sum is paid in full at the rate per annum which is the Prime Rate on the date on which the payment was due calculated daily plus 8%.  The right to require payment of interest under this Section 6 is without prejudice to any other rights the non-defaulting Party may have against the defaulting Party under this Royalty Agreement, at law or in equity.

7. GUARANTOR GUARANTEES AND OTHER COVENANTS

7.1 Guarantee by the Guarantor.

(a) The Guarantor shall cause the Owner to comply with all of its obligations under this Agreement.

(b) The Guarantor unconditionally and irrevocably guarantees and agrees to be jointly and severally liable with the Owner for, the due and punctual performance of all obligations and covenants of the Owner arising under this Agreement, upon the terms and subject to the conditions of this Agreement.

(c) If any obligation is not duly performed by the Owner and is not performed under this Section by the Guarantor for any reason whatsoever, the Guarantor will, as a separate and distinct obligation, indemnify and save harmless the Royalty Holder from and against all Losses resulting from the failure of the Owner to perform such obligations.  If any such obligation is not duly performed by the Owner and is not performed by the Guarantor under this section or the Royalty Holder is not indemnified under the immediately preceding sentence, in each case, for any reason whatsoever, such obligation will, as a separate and distinct obligation, be performed by the Guarantor as primary obligor.

(d) The liability of the Guarantor under this Article will be for the full amount of the obligations without apportionment, limitation or restriction of any kind, will be continuing, absolute and unconditional and will not be affected by any Applicable Law, or any other act, delay, abstention or omission to act of any kind by the Royalty Holder or any other person, that might constitute a legal or equitable defence to or a discharge, limitation or reduction of the Guarantor's obligations hereunder.

(e) The liability of the Guarantor under this Article will not be released, discharged, limited or in any way affected by anything done, suffered, permitted or omitted to be done by the Royalty Holder in connection with any duties, obligations or liabilities of the Owner or the Guarantor to the Royalty Holder.

(f) The Royalty Holder will not be bound or obligated to exhaust its recourse against the Owner or other persons or take any other action before being entitled to demand payment from the Guarantor under the section.

(g) In any claim by the Royalty Holder against the Guarantor under this section, the Guarantor may not claim or assert any set-off, counterclaim, claim or other right that either the Guarantor or the Owner may have against the Royalty Holder, any of its subsidiaries or any directors, employees or officers thereof.

7.2 Covenant Regarding Approvals. The Guarantor and the Owner do hereby jointly and severally covenant and agree that they shall do all such acts and things and they shall not omit to do any acts or things as shall be necessary in order to obtain all necessary approvals as shall be required in order each of them to be able to execute, deliver and perform their respective obligations under this Agreement.

7.3 Waiver. The Guarantor agrees that its obligations under this Section 7 (the "Obligations") are irrevocable, continuing, absolute and unconditional and shall not be discharged or impaired or otherwise affected by, and the Guarantor hereby irrevocably waives, any defences to enforcement that it may have (now or in the future) by reason of (a) any illegality, invalidity or unenforceability of any of the Obligations or this Agreement, (b) any taking, substitution, release, impairment, loss in value, amendment, waiver, or non-perfection of any collateral or any other guarantee for the Obligations, (c) any default, failure or delay, wilful or otherwise, in the performance of the Obligations, (d) any change in the name, object, capital, ownership or control or constitution of the Guarantor or the Owner or any insolvency, bankruptcy, reorganization or other similar proceeding affecting the Owner or its assets or any resulting restructuring, compromise, release or discharge of any Obligations, (e) the failure of the Royalty Holder to assert any claim or demand or to exercise or enforce any right or remedy under this Agreement or otherwise, or (f) any defence, set-off or counterclaim (other than a defence of payment or performance) that may at any time be available to, or be asserted by the Guarantor against the Royalty Holder.

8. REPRESENTATIONS AND WARRANTIES OF THE OWNER AND THE GUARANTOR

The Owner and the Guarantor hereby jointly and severally represent and warrant in favour of the Royalty Holder that, as of the date of this Royalty Agreement:

(a) The Owner and the Guarantor are each a corporation or limited liability company, as the case may be, duly incorporated, amalgamated or continued, as the case may be, organized, validly existing and in good standing under the laws of its current governing jurisdiction.

(b) The Owner and the Guarantor have all necessary corporate power and authority to enter into and perform its obligations under this Royalty Agreement

(c) The Owner has all necessary corporate power and authority to own its existing Mineral Rights, and to carry on its business as now conducted and as currently proposed to be conducted.

(d) The Owner and the Guarantor have taken all corporate steps and proceedings necessary to approve the transactions contemplated hereby, including the execution and delivery of this Royalty Agreement.

(e) This Royalty Agreement has been duly executed and delivered by Owner and the Guarantor and constitutes a legal, valid and binding obligation of the Owner and the Guarantor, enforceable in accordance with its terms by the Royalty Holder against the Owner and the Guarantor, subject to the usual exceptions as to bankruptcy and the availability of equitable remedies.

9. ROYALTY HOLDER REPRESENTATIONS AND WARRANTIES

The Royalty Holder represents and warrants in favour of the Owner and the Guarantor that, as of the date of this Royalty Agreement:

(a) The Royalty Holder is a corporation duly incorporated, amalgamated or continued, as the case may be, organized, validly existing and in good standing under the laws of its current governing jurisdiction.

(b) The Royalty Holder has all necessary corporate power and authority to enter into and perform its obligations under this Royalty Agreement and to carry on its business as now conducted and as currently proposed to be conducted.

(c) The Royalty Holder has taken all corporate steps and proceedings necessary to approve the transactions contemplated hereby, including the execution and delivery of this Royalty Agreement.

(d) This Royalty Agreement has been duly executed and delivered by the Royalty Holder and constitutes a legal, valid and binding obligation of the Royalty Holder enforceable in accordance with its terms by the Owner and the Guarantor against the Royalty Holder, subject to the usual exceptions as to bankruptcy and the availability of equitable remedies.

10. SURVIVAL OF REPRESENTATIONS, WARRANTIES  AND COVENANTS

All representations, warranties, covenants and agreements of the Owner, the Guarantor and the Royalty Holder set forth in this Royalty Agreement shall survive the completion of the transactions herein, notwithstanding any investigation made by or on behalf of the Owner, the Guarantor or the Royalty Holder, respectively, and all such representations, warranties, covenants and agreements of the Owner, the Guarantor and the Royalty Holder shall continue in perpetuity in full force and effect for the benefit of the Owner, the Guarantor and the Royalty Holder, respectively.

11. AREA OF INTEREST

The Owner and the Guarantor agree with the Royalty Holder that if the Owner, the Guarantor  or any of its Affiliates acquire, by way of staking, any Mineral Rights within three (3) kilometres of the external boundaries of the Mineral Rights comprising the Property Claims, then the Owner and the Guarantor acknowledge and agree that such acquired Mineral Rights will be subject to a royalty on the terms set out in this Royalty Agreement, and will promptly execute any further documentation as may be required by the Royalty Holder, acting reasonably, to evidence such royalty.

12. OPERATIONS ON THE PROPERTY

The Owner will have complete discretion concerning the nature, timing and extent of all exploration, development, mining and other operations conducted on or for the benefit of the Property Claims and may suspend operations and production on the Property Claims at any time it considers prudent or appropriate to do so.  The Owner will owe the Royalty Holder no duty to explore, develop or mine the Property Claims, or to do so at any rate or in any manner other than that which the Owner may determine in its sole and unfettered discretion. For clarity, the Royalty Holder shall not have any contractual rights in connection with the development or operation of any of the operations of the Owner, including without limitation, with regards to the Property Claims.

13. CO-MINGLING

Before any Product is co-mingled with minerals from any properties other than the Property Claims, the Product shall be measured and sampled in accordance with sound mining and metallurgical practices for moisture, metal, and other appropriate content. Representative samples of the Product shall be retained by the Owner and assays (including penalty substances) and other appropriate analyses of these samples shall be made before co-mingling to determine metal, mineral and other appropriate content and penalty substances of the Product. From this information, the Owner shall determine the quantity of the Product subject to the Royalty notwithstanding that the Product has been co-mingled with metals from other properties. The Royalty Holder will not be disadvantaged as a result of the quantity determination. Following the expiration of the period for objections described above in Subsection 5(a) above, and absent timely objection, if any, made by the Royalty Holder, the Owner may dispose of the materials and data required to be kept and produced by this Section.

14. HEDGING TRANSACTIONS

If the Owner or its Affiliates engages in any hedging or price protection activities, including, but not limited to, forward selling, commodity futures trading, option trading, metals trading, metal loans, stockpiling, speculative arrangement on or off commodity exchanges that may involve any minerals concentrates or metals produced from the Property Claims or any combination thereof, and any other similar transactions (collectively "Hedging Transactions"), then all profits and losses resulting from such Hedging Transactions shall be specifically excluded from calculations of Royalty payments pursuant to this Royalty Agreement and shall be solely for the Owner's account.

15. TAILINGS

All tailings resulting from the operations and activities of the Owner or its Affiliates on the Property Claims shall be the sole and exclusive property of the Owner, but shall be subject to the Royalty if such tailings are produced as a consequence of operations to process ore from the Property Claims or concentrates derived from such ore, are processed in the future and result in the production of Minerals from the Property Claims.

16. STOCKPILING

The Owner shall be entitled to stockpile, store or place Product from the Property Claims in locations outside of the boundaries of the Property Claims (the "Other Locations"); provided, however, the Owner has first obtained a written agreement from each owner (the "Other Owner") of the Other Locations where such Product will be stockpiled, stored or placed, executed by such Other Owner that provides: (i) that the Royalty Holder's rights with respect to the Product pursuant to this Royalty Agreement shall continue in full force and effect with respect to the Product stored at the Other Locations; (ii) that the Royalty Holder's rights with respect to the Product stored at such Other Locations shall have priority over the Other Owner's rights with respect to the Product stored at such Other Locations; and (iii) that the agreement executed by the Other Owner shall not be terminated as long as any Product is stored at the Other Locations.

17. INSPECTIONS

Upon not less than five Business Days' notice to the Owner, the Royalty Holder, or its authorized agents or representatives, may, under the direction and control of the Owner, enter upon all surface and subsurface portions of the Property Claims for the purpose of inspecting the Property Claims, all improvements thereto and operations thereon, and all production records and data pertaining to all production activities and operations on or with respect to the Property Claims, including without limitation, records and data that are electronically maintained. The Royalty Holder, or its authorized agents or representatives, shall enter upon the Property Claims at their own risk and expense and shall not hinder the operations and activities of the Owner or other operators on or relating to the Property Claims.

18. MAINTENANCE OF CURRENT MINERAL RIGHTS

(a) The Owner shall use commercially reasonable efforts to do all things and make all payments necessary or appropriate to maintain the right, title and interest of the Owner in the Mineral Rights that comprise the Property Claims and to maintain such Mineral Rights in good standing.  The Owner shall pay all Taxes and other payments when due on or with respect to the Property Claims, and shall do all things and make all payments necessary or appropriate to maintain the rights, title and interests of the Royalty Holder in the Property Claims and under this Royalty Agreement.

(b) Notwithstanding the foregoing, the Owner shall be entitled, from time to time, to abandon or surrender or allow to lapse or expire Mineral Rights that comprise the Property Claims or any portion thereof:

(i) if necessary to comply with applicable law, a court order or the requirement of a Governmental Authority; or

(ii) if the Owner determines, acting reasonably, that the portion of such Property Claims is not economically viable or otherwise has insufficient value to warrant continued maintenance, but only if the Owner has first complied with the provisions of Section 18(c).

(c) If the Owner or the Guarantor shall seek to relinquish, drop, abandon or allow to lapse (the "Relinquishment Event") any of its interest in any part or parts of the Property Claims (the "Abandoned Property Claims") otherwise than in accordance with Section 18(b)(i), then the Owner shall provide the Royalty Holder with a minimum of 45 days prior written notice of such intended Relinquishment Event.  Upon receipt of the said notice, the Royalty Holder shall have a period of ten days within which to advise the Owner in writing that they shall seek to take an assignment of the Abandoned Property Claims on a quitclaim basis for consideration equal to $10.  If the Royalty Holder forwards such written notice to the Owner within the said ten day period, the Owner shall use commercially reasonable efforts, at the Royalty Holder's own sole cost and expense, to assign its interest in the Abandoned Property Claims to the Royalty Holder for the said $10 and to have the Abandoned Property Claims recorded or registered into the name of the Royalty Holder.  If the Royalty Holder does not forward the said written notice to the Owner within the said fifteen day period, then the Owner shall have the right to complete the Relinquishment Event with respect to the applicable Abandoned Property Claims. For certainty, the Royalty Holder agrees that no future Royalty shall be payable by the Owner in respect of any Product extracted or processed (or both) from a part of the Property Claims after a Mineral Right comprising that part of the Property Claims is transferred to the Royalty Holder under this Section 18(c).

(d) Notwithstanding anything else in this Royalty Agreement to the contrary, the Owner and the Guarantor will not abandon or surrender, or allow to lapse or expire, any of its interest in any part or parts of the Property Claims for the purpose of permitting any third party to acquire such portion of the Property Claims or to otherwise avoid payment of the Royalty, and if the Owner, the Guarantor, or any Affiliate, directly or indirectly acquires any such Abandoned Property Claims within a two year period from the abandonment date, then the calculation of the Royalty pursuant to this Royalty Agreement will include all Product relating to such Abandoned Property Claims.

19. RECORDS, ACCESS AND REPORTING

(a) The Owner shall:

(i) keep true, accurate and complete Books and Records in accordance with International Financial Reporting Standards as adopted by the International Accounting Standards Board and as amended, supplemented or replaced from time to time to enable the Royalty to be calculated in accordance with this Royalty Agreement;

(ii) permit the Royalty Holder, after it has given reasonable Notice to the Owner, to inspect at the Owner's premises and at all reasonable times and with access to the Owner's relevant personnel, the Owner's Books and Records referred to in Subsection 19(a), and to make and take away with it copies of such Books and Records; and

(iii) permit the Royalty Holder to enter the Property Claims at its own cost and risk for the purpose of inspecting the area and operations in it, provided that the Royalty Holder does not unreasonably hinder the Owner's operations on the Property Claims and complies with the Owner's instructions and directions, including in relation to health and safety and site inductions; provided further that the foregoing site visits shall not occur more than once per year, unless an audit under Section 5(b) shows that the Royalty Holder has been underpaid, in which case the Royalty Holder may conduct site visits at all reasonable times for a period of three years following such audit.

(b) The Parties acknowledge that the Royalty Holder or Affiliates thereof may become subject to NI 43-101.  The Owner hereby covenants that upon written request by the Royalty Holder or an Affiliate thereof, it shall:

(i) provide any and all necessary technical data on the Property Claims as reasonably requested by the Royalty Holder;

(ii) grant access to the Property Claims to the Royalty Holder, its Affiliates or any representative thereof for personal inspection of the Property Claims; and

(iii) allow any report prepared for the Owner in accordance with NI 43-101 to be used by the Royalty Holder or its Affiliates in any technical report prepared for the Royalty Holder or its Affiliates, on a condition that a "qualified person" (as such term is defined in NI 43-101) engaged by the Royalty Holder is the author of the report prepared for the Royalty Holder or its Affiliates.

20. OWNER ASSIGNMENT

The Owner and the Guarantor may Transfer, in whole or in part: (i) legal or beneficial title in and to the Property Claims; and (ii) their respective rights and obligations under this Agreement so long as the following conditions are satisfied:

(a) the Owner and the Guarantor provide the Royalty Holder with thirty (30) days prior written notice of the intent to Transfer to the Royalty Holder; and

(b) any purchaser, merged company, transferee or assignee, as a condition to completion of the Transfer, agrees in writing in favour of the Royalty Holder to be bound by the terms of this Agreement, including without limitation, this section, pursuant to an instrument in writing that is satisfactory to the Royalty Holder, acting reasonably.

For the avoidance of doubt and for greater certainty:

(c) if the Owner or the Guarantor wish to Transfer its respective interest in this Agreement, it shall Transfer all of its right, title and interest in and to all of the Property Claims to the same Person to whom it Transfers its interest in this Agreement but on the basis that there may be more than one Property Transfer so long as it is accompanied by a commensurate Transfer of this Agreement as relates to the Property that is the subject matter of the Transfer; and

(d) this Section 20 shall apply if the Owner or the Guarantor wish to grant an option to any Person to acquire an interest in and to any of the Property Claims or enter into a joint venture with respect to the Property Claims.

21. ROYALTY HOLDER ASSIGNMENT

The Royalty Holder may freely sell, assign, transfer, grant, pledge, mortgage, hypothecate, encumber, or otherwise dispose of, in whole or in part, the Royalty and any rights relating thereto, to any lender or any of such lender's Affiliates and to any of their respective successors, transferees or assignees (collectively, the "Transferees") at any time without the consent of, approval by, the Owner or the Guarantor. Each Transferee who does not hold a pledge, mortgage, hypothec or other encumbrance shall not be required to sign a deed of assumption with respect to this agreement and each such Transferee as well as its successors in interest shall, as between the Royalty Holder and such Transferee, be deemed to have assumed the Royalty Holder's obligations under this Agreement with respect to the interest so acquired, and upon such transfer the transferee shall thereupon be substituted for the Royalty Holder with respect to the interest transferred.  Each other Transferee, prior to any assignment, transfer, grant or disposition shall execute and deliver to and with the Owner and the Guarantor, in form and content satisfactory to the Owner, acting reasonably, a deed of assumption pursuant to which the Transferee agrees to be bound by the provisions hereof.

22. ROYALTY RUNS WITH THE LAND

The Royalty Holder and the Owner intend and agree that the Royalty created herein shall be an interest in real property that shall burden and run with the Property and shall constitute a property interest of the Royalty Holder that shall survive any bankruptcy or insolvency of the Owner.  The Parties will sign and deliver a Deed, Declaration of Value, and any other documents in connection therewith and the Owner will record the Deed in the official records of White Pine County, Nevada or other proper Governmental Authority to give notice of the existence of the Royalty to third parties, to secure payment of the Royalty and the protect the Royalty Holder's rights to receive the Royalty as contemplated herein.

23. TAXES

All amounts paid hereunder shall be made without any deduction, withholding, charge or levy for or on account of any Taxes, all of which shall be for the account of the Party making such payment.  If any such Taxes are so required to be deducted, withheld, charged or levied by the Party making such payment, then such Party shall make, in addition to such payment, such additional payment as is necessary to ensure that the net amount received by the other Party entitled to payment (free and clear and net of any such Taxes, including any Taxes required to be deducted, withheld, charged or levied on any such additional amount) equals the full amount such other Party would have received had no such deduction, withholding, charge or levy been required.  To the extent a Party pays to an applicable Governmental Authority any Taxes that gives rise to a gross-up as contemplated by this Section 23, that Party shall provide to the other Party reasonable documentation of the payment of such Taxes within ten (10) days of such payment. If a Party receives a refund of Taxes from an applicable Governmental Authority for which the other Party has made an additional payment, the receiving Party shall forthwith pay over to the other Party the amount of the refunded Taxes. For clarity, any withholding Tax applicable to the Royalty payment shall not be an Allowable Deduction.

24. NO IMPLIED COVENANTS

The Parties agree that no implied covenants or duties relating to exploration, development, mining or the payment of production royalties or any other monies provided for herein shall affect any of their respective rights or obligations hereunder, and that the only covenants or duties which affect such rights and obligations shall be those expressly set forth and provided for in this Royalty Agreement.

25. RELATIONSHIP OF THE PARTICIPANTS

This Royalty Agreement is not intended to, and will be deemed not to, create any partnership among the Parties including a mining partnership or commercial partnership.

26. DEFAULT

If the Owner or the Guarantor is in breach or default of any of its representations, warranties, covenants or obligations set forth in this Agreement in any material respect and such breach or default is not remedied within a period of thirty (60) days following delivery by the Royalty Holder to the Owner or the Guarantor of written notice of such breach or default, or such longer period of time as the Royalty Holder may determine in its sole discretion (an "Event of Default"), the Royalty Holder shall have the right, upon written notice to the Owner or the Guarantor, at its option and in addition to and not in substitution for any other remedies available at law or equity, demand all Losses suffered or incurred as a result of the occurrence of such Event of Default, including following termination, Losses based on the Royalty Holder's loss of the benefits from this Agreement.

27. INDEMNITY BY THE OWNER

The Owner agrees to indemnify and hold harmless the Royalty Holder and its directors, officers, employees, agents, and Affiliates (if any) from and against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all fees, costs and expenses whatsoever reasonably incurred in investigating, preparing or defending against any claim, law suit, administrative proceeding or investigation whether commenced or threatened) arising out of or based upon:

(a) any representation or warranty of the Owner contained herein being untrue in any material respect;

(b) any breach or failure by the Owner to comply with any covenant or agreement made by the Owner herein; or

(c) operations conducted on or in respect of the Property Claims by or on behalf of the Owner or any of its Affiliates that result from or relate to the mining, handling, transportation, smelting or refining of Minerals, including without limitation Losses, in any way arising from or connected with any non-compliance with environmental laws or any contaminants or hazardous substances on, in or under the Property Claims or the soil, sediment, water or groundwater forming part thereof, whether in the past, present or future, or any contaminants or hazardous substances on any other lands or areas having originated or migrated from the Property Claims or the soil, sediment, water or groundwater forming part thereof.

28. EXPENSES

Each Party shall be responsible for paying all fees and expenses incurred by such Party in connection with this Royalty Agreement.

29. CONFIDENTIALITY

(a) The terms of this Royalty Agreement, any draft of this Royalty Agreement and all information (whether embodied in tangible or electronic form) obtained by the Royalty Holder in or from Royalty Records, Royalty Statements or otherwise relating to the Royalty or to the business and activities of the Owner or any of its Affiliates or any other person in relation to the Property Claims, any Mineral Right held by Owner (or an Affiliate) or Product all of which will, for the purposes of this Section 29, be referred to as "Confidential Information", shall be treated by the Royalty Holder as confidential and shall not be disclosed to any person, except in the following circumstances:

(i) the Royalty Holder may disclose the Confidential Information to its auditors, legal counsel, institutional lenders, brokers, underwriters and investment bankers, as long as such non-party users are advised of the confidential nature of the Confidential Information and undertake to maintain the confidentiality of it;

(ii) the Royalty Holder may disclose the Confidential Information to a bona fide purchaser (whether actual or prospective) of all or part of the Royalty Holder's rights under this Royalty Agreement or to a bona fide financier (whether actual or prospective) as long as such purchaser or financier has first entered into a written undertaking in favour of the Owner to preserve the confidentiality of the Confidential Information to be disclosed in a manner at least as onerous on the purchaser or financier as this Section 29 is onerous on the Royalty Holder;

(iii) the Royalty Holder may disclose the Confidential Information where that disclosure is necessary to comply with its disclosure obligations and requirements under any securities law, rules or regulations or stock exchange listing agreements, policies or requirements, as long as the proposed disclosure is limited to factual matters and the Royalty Holder has availed itself of the full benefits of any laws, rules, regulations or contractual rights as to disclosure on a confidential basis to which they may be entitled; or

(iv) with the prior written approval of the Owner.

(b) Any Confidential Information that becomes part of the public domain by no act or omission in breach of this Section 29 will cease to be Confidential Information for the purposes of this Section 29.

(c) Section 29(a) does not restrict the disclosure or use of Confidential Information for the purposes of, and to the extent required in connection with, legal action to enforce rights under, or to seek remedies in connection with, this Royalty Agreement.

30. NOTICE

(a) Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered in person, transmitted by e-mail or similar means of recorded electronic communication or sent by registered mail, charges prepaid, address as follows:

(i) in the case of the Owner or the Guarantor:

Mako Mining Corp.

 838 West Hastings St., Suite 700
Vancouver, BC V6C 0A6
Attention: [REDACTED]
Email: [REDACTED]

(ii) in the case of the Royalty Holder:

Sea Meadow House

P.O. Box 116

Road Town, Tortola

British Virgin Islands, VG1110

Attention: [REDACTED]

Email: [REDACTED]

(b) Any notice sent in accordance with this Section (a) is deemed to have been received:

(i) if delivered prior to or during normal business hours on a Business Day in the place where the notice is received, on the date of delivery;

(ii) if sent by mail, on the fifth Business Day in the place where the notice is received after mailing, or, in the case of disruption of postal service, on the fifth Business Day after cessation of that disruption; or

(iii) if sent in any other manner, on the date of actual receipt;

except that any notice delivered in person or sent by transmission not on a Business Day or after normal business hours on a Business Day, in each case in the place where the notice is received, is deemed to have been received on the next succeeding Business Day in the place where the notice is received.

(c) Any Party may change its address for notice by giving notice to the other Parties.

31. GENERAL

(a) Interpretation.  Unless the context otherwise requires, in this Royalty Agreement:

(i) if a word or phrase is defined, its other grammatical forms have a corresponding meaning;

(ii) a reference to a person, corporation, trust, partnership, joint venture, unincorporated body or other entity includes any of them;

(iii) a reference to a section or schedule is a reference to a section or schedule, to this Royalty Agreement;

(iv) a reference to an agreement or document (including a reference to this Royalty Agreement) is to the agreement or document as amended, varied, supplemented, novated or replaced except to the extent prohibited by this Royalty Agreement or that other agreement or document;

(v) a reference to a party to an agreement (including this Royalty Agreement) or document includes the party's successors and permitted substitutes (including persons taking by novation) or assigns (and, where applicable, the party's legal personal representatives);

(vi) a reference to legislation or to a provision of legislation includes a modification or re-enactment of it, a legislative provision substituted for it and a regulation, code, by-law, ordinance or statutory instrument issued under it;

(vii) unless otherwise indicated, a reference to dollars and $ is to the currency of the United States;

(viii) the word "including" means "including without limitation" and "include" and, "includes" will be construed similarly;

(ix) headings are for convenience only and do not form part of this Royalty Agreement or affect its interpretation;

(x) a provision of this Royalty Agreement shall not be construed to the disadvantage of a Party merely because that Party was responsible for the preparation of this Royalty Agreement or the inclusion of the provision in this Royalty Agreement;

(xi) if an act shall be done on a specified day which is not a Business Day, it shall be done instead on the next Business Day; and

(xii) a reference to anything (including a right, obligation or concept) includes a part of that thing, but nothing in this section 31(a)(xii) implies that performance of part of an obligation constitutes performance of the obligation.

(b) Governing Law. This Royalty Agreement and any dispute arising from or in relation to this Royalty Agreement are governed by, and interpreted and enforced in accordance with, the law of the Province of British Columbia and the laws of Canada applicable in that province, excluding the choice of law rules of that province. The parties irrevocably attorn to the exclusive jurisdiction of the courts of the Province of British Columbia.

(c) Arbitration.

(i) In the event of a dispute in relation to this Agreement, including without limitation, the existence, validity, performance, breach or termination thereof or any matter arising therefrom, including whether any matter is subject to arbitration, the Parties agree to negotiate diligently and in good faith in an attempt to resolve such dispute.

(ii) Failing resolution satisfactory to either Party, either Party may request that the dispute be resolved by binding arbitration, conducted in English, in Vancouver, Canada.  The Arbitration Act (British Columbia), as may be amended from time to time, shall apply to such proceedings.

(iii) To demand arbitration, either Party (the "Demanding Party") shall give written notice (the "Arbitration Dispute Notice") to the other Party (the "Responding Party"), which Arbitration Dispute Notice shall toll the running of any applicable limitations of actions by law or under this Agreement.  The Arbitration Dispute Notice shall specify the nature of the allegation and issues in dispute, the amount or value involved (if applicable) and the remedy requested.  Within 30 Business Days of receipt of the Arbitration Dispute Notice, the Responding Party shall answer the demand in writing, responding to the allegations and issues that are disputed.

(iv) The Demanding Party and the Responding Party shall each select one qualified arbitrator within ten (10) Business Days of the Responding Party's answer.  Each of the arbitrators shall be a disinterested person qualified by experience to hear and determine the issues to be arbitrated.  The arbitrators so chosen shall select a neutral arbitrator within ten (10) Business Days of their selection.

(v) No later than 15 Business Days after hearing the representations and evidence of the Parties, the arbitrators shall make their majority determination in writing and shall deliver one copy to each of the Parties.  The written decision of the arbitrators shall be final and binding upon the Parties in respect of all matters relating to the arbitration, the procedure, the conduct of the Parties during the proceedings and the final determination of the issues in the arbitration.  There shall be no appeal from the determination of the arbitrators to any court.  The decision rendered by the arbitrators may be entered into any court for enforcement purposes.

(vi) The arbitrators may determine all questions of law and jurisdiction (including questions as to whether or not a dispute is arbitratable) and all matters of procedure relating to the arbitration.

(vii) The arbitrators shall have the right to grant legal and equitable relief and to award costs (including legal fees and the costs of arbitration) and interest.  The costs of any arbitration shall be borne by the Parties in the manner specified by the arbitrators in their majority determination.  The arbitrators may make an interim order, including injunctive relief and other provisional, protective or conservatory measures, as well as orders seeking assistance from a court in taking or compelling evidence or preserving and producing documents regarding the subject matter of the dispute.

(viii) All papers, notices or process pertaining to an arbitration hereunder may be served on a Party as provided in this Agreement.

(ix) The Parties agree to treat as confidential information, in accordance with the provisions of Section 28, the following: the existence of the arbitral proceedings; written notices, pleadings and correspondence in relation to the arbitration; reports, summaries, witness statements and other documents prepared in respect of the arbitration; documents exchanged for the purposes of the arbitration; and the contents of any award or ruling made in respect of the arbitration.  Notwithstanding the foregoing part of this section, a Party may disclose such confidential information in judicial proceedings to enforce, nullify, modify or correct an award or ruling and as permitted under Section 28.

(d) Time of Essence.  Time is of the essence in this Royalty Agreement.

(e) Severability.  If, in any jurisdiction, any provision of this Royalty Agreement or its application to any Party or circumstance is restricted, prohibited or unenforceable, that provision will, as to that jurisdiction, be ineffective only to the extent of that restriction, prohibition or unenforceability without invalidating the remaining provisions of this Royalty Agreement, without affecting the validity or enforceability of that provision in any other jurisdiction and, if applicable, without affecting its application to the other Parties or circumstances. The Parties shall engage in good faith negotiations to replace any provision which is so restricted, prohibited or unenforceable with an unrestricted and enforceable provision, the economic effect of which comes as close as possible to that of the restricted, prohibited or unenforceable provision which it replaces.

(f) No Violation.  If this Royalty Agreement is intended to be performed in more than one jurisdiction and its performance would be a violation of the applicable law of a jurisdiction where it is intended to be performed, this Royalty Agreement is binding in those jurisdictions in which it is valid and the Parties shall use their reasonable efforts to re-negotiate and amend this Royalty Agreement so that its performance does not involve a violation of the applicable law of the jurisdiction where its performance would be a violation.

(g) Average Spot Price.  If an Average Spot Price specified in this Royalty Agreement ceases to exist, ceases to be published, or should no longer be internationally recognized as the basis for payment for the Mineral to which it relates then upon request by any Party, the Parties shall promptly consult together in good faith with the view to agreeing on whatever modifications to the terms of this Royalty Agreement should be considered necessary to make this Royalty Agreement again acceptable to the Parties and shall do their utmost to come to a fair and reasonable agreement based upon another internationally recognized metal price quotation for use in international trade.

(h) Entire Agreement.  This Royalty Agreement constitutes the entire agreement between the Parties pertaining to the subject matter of this Royalty Agreement and supersede all prior correspondence, agreements, negotiations, discussions and understandings, written or oral.  Except as specifically set out in this Royalty Agreement, there are no representations, warranties, conditions or other agreements or acknowledgements, whether direct or collateral, express or implied, written or oral, statutory or otherwise, that form part of or affect this Royalty Agreement or which induced any Party to enter into this Royalty Agreement.  There is no liability, either in tort or in Contract, assessed in relation to the representation, warranty, opinion, advice or assertion of fact, except as contemplated in this Section (h).

(i) Further Assurances.  Each Party shall promptly do, execute, deliver or cause to be done, executed or delivered all further acts, documents and matters in connection with this Royalty Agreement that any other Party may reasonably require, for the purposes of giving effect to this Royalty Agreement.

(j) Amendment.  This Royalty Agreement may be supplemented, amended, restated or replaced only by written agreement signed by each Party.

(k) Waiver of Rights.  Any waiver of, or consent to depart from, the requirements of any provision of this Royalty Agreement is effective only if it is in writing and signed by the Party giving it, and only in the specific instance and for the specific purpose for which it has been given.  No failure on the part of any Party to exercise, and no delay in exercising, any right under this Royalty Agreement operates as a waiver of that right.  No single or partial exercise of any such right precludes any other or further exercise of that right or the exercise of any other right.

(l) Successors.  This Royalty Agreement is binding on, and enures to the benefit of, the Parties and their respective successors.

(m) Counterparts. This Royalty Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together constitute one agreement.  Delivery of an executed counterpart of this Royalty Agreement by facsimile or transmitted electronically in legible form, including without limitation in a tagged image format file (TIFF) or portable document format (PDF), shall be equally effective as delivery of a manually executed counterpart of this Royalty Agreement.

(n) Authorization.  Each person signing this Royalty Agreement as an authorized officer of a Party hereby represents and warrants that he or she is duly authorized to sign this Royalty Agreement for that Party and that this Royalty Agreement will, upon having been so executed, be binding on that Party in accordance with its terms.

[The remainder of this page intentionally left blank.  Signature page follows.]

IN WITNESS WHEREOF, the Parties have executed this Royalty Agreement on the date first above written.

MAKO MINING CORP.

Per:  signed "Ezequiel Sirotinsky"
        Name: Ezequiel Sirotinsky
        Title: Chief Financial Officer and Corporate Secretary

MAKO US CORP.

Per:  signed "Ezequiel Sirotinsky"
        Name: Ezequiel Sirotinsky
        Title: Chief Executive Officer

SAILFISH ROYALTY CORP.

Per:  signed "Paolo Lostritto"
        Name: Paolo Lostritto
        Title: Chief Executive Officer

SCHEDULE A

DESCRIPTION OF PROPERTY CLAIMS

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